ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199
WWW.ROPESGRAY.COM

March 25, 2013	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Western Asset Funds, Inc. (Registration Nos. 33-34929 and 811-06110) (the “Corporation”)

Ladies and Gentlemen:

This correspondence filing on behalf of the Corporation relates to Post-Effective Amendment No. 64 to the Corporation’s Registration Statement under the Securities Act and Amendment No. 66 to the Corporation’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 64/66”), which was filed on February 27, 2013. Amendment No. 64/66 relates solely to Western Asset Global Government Bond Fund.

Amendment No. 64/66 was filed prior to the expense information in the table captioned “Annual fund operating expenses” becoming available. This expense information has subsequently become available, and it is included as Appendix A to this letter in order to assist the SEC staff in its review of Amendment No. 64/66.

No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Corporation.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 951-7114.

Regards,

/s/ Adam Schlichtmann
Adam M. Schlichtmann

March 25, 2013

Appendix A

Shareholder fees (paid directly from your investment)

	Class A	Class C	Class FI	Class R	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price) (%)	4.25	None	None	None	None	None

Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time) (%)	Generally, none	1.00	None	None	None	None
Small account fee[1]	$15	$15	None	None	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)

	Class A	Class C	Class FI		Class R	Class I	Class IS
Management fees	0.45	0.45	0.45		0.45	0.45	0.45

Distribution and/or service (12b-1) fees	0.25	1.00	0.25	[2]	0.50	None	None

Other expenses	0.65	0.73	0.50	[3]	0.65	0.31	0.30	[3]

Total annual fund operating expenses	1.35	2.18	1.20		1.60	0.76	0.75
Fees waived and/or expenses reimbursed[4]	(0.40)	(0.48)	(0.30)		(0.40)	(0.11)	(0.20)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses	0.95	1.70	0.90		1.20	0.65	0.55

1	If your shares are held in a direct account and the value of your account is below $1,000 ($250 for retirement plans that are not employer-sponsored), the fund may charge you a fee of $3.75 per account that is determined and assessed quarterly (with an annual maximum of $15.00 per account). Direct accounts generally include accounts held in the name of the individual investor on the fund’s books and records.
2	The 12b-1 fee shown in the table reflects the amount to which the Board of Directors (the “Board”) has currently limited payments under the fund’s Class FI Distribution Plan. Pursuant to the Class FI Distribution Plan, the Board may authorize payment of up to 0.40% of average net assets attributable to the fund’s Class FI shares without shareholder approval.
3	“Other expenses” for Class FI and Class IS shares are estimated for the current fiscal year. Actual expenses may differ from estimates.
4	The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) so that total annual operating expenses are not expected to exceed 0.95%, 1.70%, 0.90%, 1.20%, 0.65% and 0.55% for Class A, C, FI, R, I and IS shares, respectively. These arrangements cannot be terminated prior to December 31, 2014 without the Board’s consent. The manager is permitted to recapture amounts waived or reimbursed to a class within two years after the fiscal year in which the manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual expenses exceeding this limit or any other lower limit then in effect.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

March 25, 2013

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	518	797	1,097	1,947
Class C (with redemption at end of period)	273	636	1,125	2,474
Class C (without redemption at end of period)	173	636	1,125	2,474
Class FI (with or without redemption at end of period)	92	351	630	1,427
Class R (with or without redemption at end of period)	122	466	834	1,867
Class I (with or without redemption at end of period)	66	231	411	932
Class IS (with or without redemption at end of period)	56	219	397	912